UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this report on Form 6-K is the Underwriting Agreement dated February 12, 2013 by and among Ocean Rig UDW Inc. (the "Company"), DryShips Inc. ("DryShips"), Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC, relating to the sale by DryShips of 7,500,000 shares of the Company's common stock, par value $0.01 per share, owned by DryShips.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: February 14, 2013	By:	/s/George Economou
George Economou
Chief Executive Officer

EXECUTION COPY

7,500,000 Shares

Ocean Rig UDW Inc.

($0.01 Par Value)

UNDERWRITING AGREEMENT

February 12, 2013

Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005

and

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

As Representatives of the
several Underwriters

Ladies and Gentlemen:

Ocean Rig UDW Inc., a Marshall Islands corporation (the “Company”) and DryShips Inc., a Marshall Islands corporation (the “Selling Shareholder”), confirm their respective agreements with you and each of the several underwriters named in Schedule I hereto (the “Underwriters”) for whom you are acting as representatives (in such capacity, “you” or the “Representatives”), with respect to the sale by the Selling Shareholder and the purchase by the Underwriters of an aggregate of 7,500,000 shares (the “Shares”) of the Company’s common shares, $0.01 par value per share (the “Common Shares”).  The respective amounts of the Shares to be so purchased by the several Underwriters are set forth opposite their names in Schedule I.

As the Representatives, you have advised the Company and the Selling Shareholder (a) that you are authorized to enter into this Agreement on behalf of the several Underwriters, and (b) that the several Underwriters are willing, acting severally and not jointly, to purchase the number of Shares set forth opposite their respective names in Schedule I.

In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

1.           Representations and Warranties of the Company and the Selling Shareholder.

(a)  The Company represents and warrants to each of the Underwriters as follows:

(i) The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933 (the “Act”).  The Company’s Common Shares have been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is listed on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “ORIG.”  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the “Commission”).  The Company meets the requirements and complies with the conditions for the use of Form F-3 and for the incorporation by reference therein of the reports and other materials filed by it pursuant to Section 13(a) or 15(d) of the Exchange Act and has prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 on Form F-3 (File No. 333-184450), including a related Base Prospectus, for registration under the Act of the offering and sale of the Shares.  Copies of such registration statement, including any amendments thereto and the exhibits, financial statements and schedules, as finally amended and revised, have heretofore been delivered by the Company to you.  Such registration statement is herein referred to as the “Registration Statement,” which shall be deemed to include all information omitted therefrom in reliance upon Rules 430A, 430B or 430C under the Act and contained in the Prospectus referred to below, has become automatically effective under the Act upon filing and no post-effective amendment to the Registration Statement has been filed as of the date of this Agreement.  “Prospectus” means the form of prospectus first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act and “Preliminary Prospectus” means any preliminary form of the Prospectus. Any reference herein to the Registration Statement, any Preliminary Prospectus or to the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include any documents incorporated by reference therein.

(ii)  As of the Applicable Time (as defined below) and as of the Closing Date, neither (i) the General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time, the Statutory Prospectus (as defined below) and the information included on Schedule II hereto, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representatives, specifically for use therein, it being understood and agreed that the only such information is that described in Section 13 herein. As used in this subsection and elsewhere in this Agreement:

“Applicable Time” means 8:00 a.m. (New York time) on the date of this Agreement or such other time as agreed to by the Company and the Representatives.

“Statutory Prospectus” as of any time means the Preliminary Prospectus relating to the Shares that is included in the Registration Statement immediately prior to the Applicable Time, including any document incorporated by reference therein.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Act, relating to the Shares in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Act.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule III to this Agreement.

“Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(iii) The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Marshall Islands with corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus.  Each of the subsidiaries of the Company as listed in Schedule V hereto (collectively, the “Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus. The Subsidiaries are the only subsidiaries, direct or indirect, of the Company.  The Company and each of the Subsidiaries are duly qualified to transact business in all jurisdictions in which the conduct of their business requires such qualification.  All of the outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except as disclosed in the Prospectus, are owned by the Company or another Subsidiary free and clear of all liens, encumbrances and equities and claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into share capital or ownership interests in the Subsidiaries are outstanding.

(iv)  The outstanding Common Shares of the Company, including all Shares to be sold by the Selling Shareholder, have been duly authorized and validly issued and are fully paid and non-assessable; and no preemptive rights of shareholders exist with respect to any of the Shares, or the sale thereof.  Neither the filing of the Registration Statement nor the offering or sale of the Shares as contemplated by this Agreement gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any Common Shares.

(v) The information set forth under the caption “Capitalization” in the Registration Statement and the Prospectus (and any similar section or information contained in the General Disclosure Package) is true and correct.  All of the Shares conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.  The form of certificates for the Shares conforms to the corporate law of the jurisdiction of the Company’s incorporation and to any requirements of the Company’s organizational documents.  Subsequent to the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, except as otherwise specifically described therein, the Company has not:  (i) issued any securities or incurred any liability or obligation, direct or contingent, for borrowed money; or (ii) declared or paid any dividend or made any other distribution on or in respect to its share capital.

(vi) The Commission has not issued an order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the proposed offering of the Shares, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Company’s knowledge, threatened by the Commission. The Registration Statement contains, and the Prospectus and any amendments or supplements thereto will contain, all statements which are required to be stated therein by, and will conform to, the requirements of the Act and the Rules and Regulations.  The documents incorporated, or to be incorporated, by reference in the Prospectus, at the time filed with the Commission conformed or will conform, in all respects to the requirements of the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder.  The Registration Statement and any amendment thereto do not contain, and will not contain, any untrue statement of a material fact and do not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  The Prospectus and any amendments and supplements thereto do not contain, and will not contain, any untrue statement of a material fact; and do not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration Statement or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representatives, specifically for use therein, it being understood and agreed that the only such information is that described in Section 13 herein.

(vii)  Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Shares or until any earlier date that the Company notified or notifies the Representatives, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, that has not been superseded or modified.

(viii) The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Shares other than any Preliminary Prospectus, the Prospectus and other materials, if any, permitted under the Act and consistent with Section 4(a)(ii) below. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time required under Rule 433(d) under the Act.

(ix)          (i)  At the time of filing the Registration Statement and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause (ii)), the Company (a) was not and is not an “ineligible issuer” (as defined in Rule 405 under the Act, without taking into account any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an ineligible issuer), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Shares as contemplated by the Registration Statement and (b) was and is a “well-known seasoned issuer” as defined in Rule 405.

(x)  The consolidated financial statements of the Company and the Subsidiaries, together with related notes and schedules as set forth, or incorporated by reference, in the Registration Statement, the General Disclosure Package and the Prospectus, present fairly the financial position and the results of operations and cash flows of the Company and the consolidated Subsidiaries, at the indicated dates and for the indicated periods.  Such financial statements and related schedules have been prepared in accordance with U.S. generally accepted principles of accounting (“GAAP”), consistently applied throughout the periods involved, except as disclosed therein, and all adjustments necessary for a fair presentation of results for such periods have been made.  The summary and selected consolidated financial and statistical data included, or incorporated by reference, in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein and such data has been compiled on a basis consistent with the financial statements presented therein and the books and records of the Company.  All disclosures contained in the Registration Statement, the General Disclosure Package and the Prospectus regarding “non-GAAP financial measures” (as such term is defined by the Rules and Regulations) comply with Regulation G of the Securities Exchange Act of 1934 (the “Exchange Act”) and Item 10 of Regulation S-K under the Act, to the extent applicable.  The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any “variable interest entities” within the meaning of Financial Accounting Standards Board Accounting Standards Codification 810-10), not disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.  There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the General Disclosure Package or the Prospectus that are not included as required.

(xi) Each of Ernst & Young AS and Ernst & Young (Hellas), each of which have certified financial statements filed with the Commission as part of the General Disclosure Package and the Prospectus, is an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the Act and the applicable Rules and Regulations and the rules of the Public Company Accounting Oversight Board (United States) (the “PCAOB”).

(xii) Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, neither the Company nor any of the Subsidiaries is aware of (i) any material weakness in its internal control over financial reporting or (ii) change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

    (xiii) There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to the Company (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xiv)  There is no action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of the Subsidiaries or to which any of the properties of the Company or any of its Subsidiaries is subject before any court or administrative agency or otherwise which, if determined adversely to the Company or any of the Subsidiaries, would either (i) have, individually or in the aggregate, a material adverse effect on the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and of the Subsidiaries taken as a whole or (ii) prevent the consummation of the transactions contemplated hereby (the occurrence of any such effect or any such prevention described in the foregoing clauses (i) and (ii) being referred to as a “Material Adverse Effect”), except as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, and there are no legal or governmental proceedings (pending or, to the knowledge of the Company, threatened), statutes, regulations, contracts or other documents that are required to be described in the Registration Statement, the General Disclosure Package and the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.

(xv)  Except as disclosed in the General Disclosure Package, neither the Company nor any of the Subsidiaries owns any interest in real property.  The Company and the Subsidiaries have good and marketable title to all of the properties and assets reflected in the consolidated financial statements hereinabove described or described in the Registration Statement, the General Disclosure Package and the Prospectus, subject to no lien, mortgage, pledge, security interest, claim, restriction, charge or encumbrance of any kind except those reflected in such financial statements or described in the Registration Statement, the General Disclosure Package and the Prospectus or which are not material in amount and do not interfere with the use made or proposed to be made of such property by the Company or any of its Subsidiaries.  All of the leases, subleases, employment contracts, newbuilding contracts and options to acquire additional contracts that are material to the business of the Company and its Subsidiaries, and under which the Company or any of its Subsidiaries holds properties reflected in the financial statements or described in the Registration Statement, the General Disclosure Package and the Prospectus, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or contracts mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the lease, subleased or contracted property under any such lease, sublease, employment contract, newbuilding contract or options to acquire additional contracts.

   (xvi)  The Company and the Subsidiaries have filed all Federal, State, local and foreign tax returns which have been required to be filed and have paid all taxes indicated by such returns and all assessments received by them or any of them to the extent that such taxes have become due, except for any taxes being contested in good faith and for which an adequate reserve for accrual has been established in accordance with GAAP.  All tax liabilities have been adequately provided for in the financial statements of the Company, and the Company does not know of any actual or proposed additional material tax assessments.

(xvii)  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, as each may be amended or supplemented, (a) there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise), or prospects of the Company and the Subsidiaries taken as a whole, whether or not occurring in the ordinary course of business, and (b) there has not been any material transaction entered into or any material transaction that is contemplated being entered into by the Company or the Subsidiaries, other than transactions in the ordinary course of business and changes and transactions described in the Registration Statement, the General Disclosure Package and the Prospectus.  The Company and the Subsidiaries have no material contingent obligations which are not disclosed in the Company’s financial statements which are included in the Registration Statement, the General Disclosure Package and the Prospectus.

(xviii)  Neither the Company nor any of the Subsidiaries is or with the giving of notice or lapse of time or both, will be, (i) in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability agreement, partnership agreement or other organizational documents or (ii) in violation of or in default under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound and, solely with respect to this clause (ii), which violation or default would have a Material Adverse Effect or constitute a “Debt Repayment Triggering Event” (as defined below).  The execution and delivery of this Agreement and the consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default or Debt Repayment Triggering Event under, any indenture, mortgage, deed of trust or other material agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective properties is bound, or of the certificate or articles of incorporation or by-laws of the Company or any law, order, rule or regulation judgment, order, writ or decree applicable to the Company or any Subsidiary of any court or of any government, regulatory body or administrative agency or other governmental body having jurisdiction.  No consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company of its obligations under this Agreement, except such as may be required by the securities or Blue Sky laws of the various states in connection with the performance of this
Agreement and with respect to the approval of the listing of the Shares on the Nasdaq Global Select Market.  A “Debt Repayment Triggering Event” means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any loan, note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf), the right to accelerate the due date of any payment of, or to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

    (xix)  The Amended and Restated Stockholder Rights Agreement, dated June 3, 2011, between the Company and the rights agent party thereto has been duly authorized and has been executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company and, to the knowledge of the Company, each such other party thereto in accordance with its terms.

(xx)  The execution and delivery of, and the performance by the Company of its obligations under, this Agreement has been duly and validly authorized by all necessary corporate action on the part of the Company, and this Agreement has been duly executed and delivered by the Company.

(xxi)  Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the transactions herein contemplated (except such additional steps as may be required by the Commission, the Financial Industry Regulatory Authority (“FINRA”) or such additional steps as may be necessary to qualify the Shares for public offering by the Underwriters under state securities or Blue Sky laws) has been obtained or made and is in full force and effect.

(xxii)  The Company and the Subsidiaries possess all such material permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by them; the Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses; all of the Governmental Licenses are valid and in full force and effect except where the failure of any such Governmental License to be valid and in full force and effect would not have a Material Adverse Effect; and neither the Company nor any of the Subsidiaries has received any notice of proceedings related to the revocation or modification of any such Governmental Licenses.

    (xxiii)  The Company and the Subsidiaries each own or possess the right to use all patents, patent rights, trademarks, trade names, service marks, service names, copyrights, license rights, know-how (including trade secrets and other unpatented and unpatentable proprietary or confidential information, systems or procedures) and other intellectual property rights (“Intellectual Property”) necessary to carry on their business in all material respects; neither the Company nor any of the Subsidiaries has infringed, and none of the Company or the Subsidiaries have received notice of conflict with, any Intellectual Property of any other person or entity.  The Company has taken all reasonable steps necessary to secure interests in such Intellectual Property from its contractors.  There are no outstanding options, licenses or agreements of any kind relating to the Intellectual Property of the Company that are required to be described in the Registration Statement, the General Disclosure Package and the Prospectus and are not described in all material respects.  The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property of any other person or entity that are required to be set forth in the Prospectus and are not described in all material respects.  None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or any of its officers, directors or employees or otherwise in violation of the rights of any persons; the Company has not received any written or oral communications alleging that the company has violated, infringe or conflicted with or, by conducting its business as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, would violate, infringe or conflict with, any of the Intellectual Property of any other person or entity.  The Company knows of no infringement by others of Intellectual Property owned by or licensed to the Company.

    (xxiv)  Neither the Company, nor any of its affiliates, has taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Shares to facilitate the sale or resale of the Shares.  The Company acknowledges that the Underwriters may engage in passive market making transactions in the Shares on the Nasdaq Global Select Market in accordance with Regulation M under the Exchange Act.

    (xxv)  Neither the Company nor any Subsidiary is an “investment company” within the meaning of such term under the Investment Company Act of 1940 as amended (the “1940 Act”), and the rules and regulations of the Commission thereunder.

   (xxvi)  The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

   (xxvii)  The Company and each of the Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive date in eXtensible Business Reporting Language included as an exhibit to the Registration Statement is accurate.  Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since December 31, 2010, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

    (xxviii) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act); the Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the Exchange Act, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Principal Executive Officer and Principal Financial Officer of the Company required under the Exchange Act with respect to such reports.

    (xxix) The statistical, industry-related and market-related data included in the Registration Statement, the General Disclosure Package and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(xxx)  The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

    (xxxi)  (A) Neither the Company nor any of the Subsidiaries or, to the Company’s knowledge, any director, officer, employee, or affiliate or, to the Company’s knowledge, agent or representative of the Company or any of the Subsidiaries, is a Person that is, or is owned or controlled by a Person that is:

a. the subject of any sanctions administered or enforced by (x)  the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or (y) other relevant sanctions authority (collectively, “Sanctions”) but, solely in the case of this clause (y), to the extent the Company or any Subsidiary has received notice thereof , or

b. located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Sudan and Syria)

(B)  The Company represents and covenants that it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction was, to the Company’s knowledge, the subject of Sanctions.

(xxxii) The Company and each of the Subsidiaries carry, or are covered by, insurance (which term as used herein shall include membership in Protection & Indemnity clubs) in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses, and all such insurance is in full force and effect.  The Company has no reason to believe that any insurer providing coverage to the Company or a Subsidiary is not financially sound or that it or any subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire, or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.  Neither of the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

    (xxxiii)  Neither the Company nor any Subsidiary maintains, contributes to or has any liability under (or directly with respect to) any (i) “employee benefit pension plan” (as defined in the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (“ERISA”)) that is subject to Title IV of ERISA (whether or not terminated), (ii) “multiemployer plan” (as defined in Section 3(37) of ERISA) that is subject to ERISA or (iii) plan or arrangement, whether or not terminated, which provides medical, health, life insurance or other welfare-type benefits to any retiree or other former employee (except for continued medical benefit coverage required to be provided under Section 4980B of the Code or as required under applicable state, local or other law). Neither the Company nor any Subsidiary is an entity whose underlying assets are “plan assets” (as defined in ERISA) subject to ERISA; no “reportable event” (as defined in ERISA) has occurred with respect to any “employee benefit pension plan” that is subject to ERISA for which the Company or any Subsidiary would have any liability; neither the Company nor any Subsidiary has incurred, nor expects to incur, liability under Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the “Code”); and each “employee benefit pension plan” for which the Company or any Subsidiary would have any liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would reasonably be expected to cause the loss of such qualification.

   (xxxiv)  To the Company’s knowledge, there are no affiliations or associations between any member of FINRA and any of the Company’s officers, directors or 5% or greater securityholders.

(xxxv)  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, (A)(i) neither the Company nor any of its Subsidiaries is in violation of, or has any liability under, any foreign or international treaty or convention or any United States federal, state or local or non-U.S. statute, law, rule, regulation, ordinance, code, other requirement or rule of law (including common law), or decision or order of any domestic, foreign or international governmental agency, governmental body or court applicable to them, relating to pollution, to the use, handling, transportation, treatment, storage, discharge, disposal or release of Hazardous Substances (as defined below), to the protection or restoration of the environment or natural resources (including biota), to health and safety including as such relates to exposure to Hazardous Substances, and to natural resource damages (collectively, “Environmental Laws”), (ii) neither the Company nor any of its Subsidiaries occupies, operates or uses any real property contaminated with Hazardous Substances, (iii) neither the Company nor any of its Subsidiaries is conducting or funding any investigation, remediation, remedial action or monitoring of actual or suspected release of Hazardous Substances into the environment, (iv) neither the Company nor any of its Subsidiaries is liable or alleged to be liable for any release or threatened release of Hazardous Substances, including at any off-site treatment, storage or disposal site, (v) neither the Company nor any of its Subsidiaries is subject to any claim by any governmental agency or governmental body or person relating to Environmental Laws or Hazardous Substances, and (vi) the Company and its Subsidiaries have received and are in compliance with all, and have no liability under, any permits, licenses, authorizations, identification numbers or other approvals required under applicable Environmental Laws to conduct their respective businesses, except in each case covered by clauses (i) – (vi) such as would not individually or in the aggregate have a Material Adverse Effect; (B) to the Company’s knowledge, there are no facts or circumstances that would reasonably be expected to result in a violation of, liability under, or claim pursuant to any Environmental Law that would have a Material Adverse Effect; and (C) to the Company’s knowledge, there are no requirements proposed for adoption or implementation under any Environmental Law that would reasonably be expected to have a Material Adverse Effect.  For purposes of this subsection “Hazardous Substances” means (x) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls and mold, and (y) any other chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under Environmental Laws.

   (xxxvi)  The Shares have been approved for listing on the Nasdaq Global Select Market.

   (xxxvii)  There are no relationships or related-party transactions involving the Company or any of the Subsidiaries or any other person required to be described in the Prospectus that have not been described as required.

    (xxxviii)  As of the date of the filing of the Registration Statement by the Company with the Commission, there were no outstanding personal loans made, directly or indirectly, by the Company or any of the Subsidiaries to any director or executive officer of the Company, and the Company has not made any such loans since.

(xxxix)  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this Agreement.

(xl) The statements set forth in the Registration Statement, the General Disclosure Package and the Prospectus under the caption “Description of Capital Stock” insofar as they purport to constitute a summary of the terms of the Shares, under the caption “Underwriting” insofar as they purport to describe the provisions of the documents described therein, under the caption “Taxation”, and in the Company’s Annual Report on Form 20-F incorporated by reference into the Registration Statement under the caption “Item 4 – Information on the Company- Environmental and Other Regulations” insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair in all material respects.

   (xli)  None of the information on (or hyperlinked from) the Company’s website at www.ocean-rig.com includes or constitutes a “free writing prospectus” as defined in Rule 405 under the Act, and the Company does not maintain or support any website other than www.ocean-rig.com.

   (xlii)  Except as disclosed in the General Disclosure Package, no Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company.

   (xliii)  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, under current laws and regulations of the Republic of the Marshall Islands and any political subdivision thereof, any amounts payable with respect to the Shares upon liquidation of the Company or upon redemption thereof and dividends and other distributions declared and payable on the Shares may be paid by the Company to the holder thereof in United States dollars that may be freely transferred out of the Republic of the Marshall Islands and all such payments made to holders thereof or therein who are non-residents of the Republic of the Marshall Islands will not be subject to income, withholding or other taxes under laws and regulations of the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Republic of the Marshall Islands or any political subdivision or taxing authority thereof or therein.

   (xliv)  Neither the Company nor any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, affiliate or agent of either the Company or any of its Subsidiaries, any agent of the Company or any of its Subsidiaries, has taken any action, directly or indirectly, that would result in a violation by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company, its subsidiaries and its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

   (xlv)  Neither the Company nor its Subsidiaries, nor any of their properties or assets, has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of the Marshall Islands or any political subdivisions thereof.

(xlvi)  The minute books of the Company and each Subsidiaries have been made available to the Underwriters and counsel for the Underwriters, and such books (A) contain a complete summary of all meetings and actions of the Board (including each board committee) and shareholders (or analogous governing bodies and interest holders, as applicable) of the Company and each of its subsidiaries since the time of its respective incorporation through the date of the latest meeting and action, and (B) accurately reflect in all material respects all transactions referred to in such minutes.

(xlvii)  No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) contained in the Registration Statement, the General Disclosure Package and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xliii) Neither the Company nor any Subsidiary has any off-balance sheet arrangements.

(xlix)  No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(l)  As described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company believes that it did not qualify as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its more recently completed taxable year, and believes that it is not likely to qualify as a PFIC in its current or a subsequent taxable year.

(li) All of the drilling rigs and drillships described in the Registration Statement, the General Disclosure Package and the Prospectus (the “Drilling Units”), except for the Drilling Units which the Company or a Subsidiary has contracted to acquire or to have constructed, are owned directly by Subsidiaries; each of the Drilling Units listed on Schedule IV hereto and specified as being owned (the “Owned Units”) by a Subsidiary has been duly registered as a Drilling Unit under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule IV in the sole ownership of the Subsidiary set forth opposite its name on Schedule IV and no other action is necessary to establish and perfect such entity’s title to and interest in such vessel as against any employment contractor or third party; each such Subsidiary has good title to the applicable Owned Unit, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under credit facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Unit has paid all taxes, is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(lii)  Each Owned Unit has been operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any governmental authority, classification society or insurer applicable to the respective vessel (collectively, “Maritime Guidelines”) and all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each Subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel’s flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(liii)  There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of the Marshall Islands (assuming that the Underwriters are not citizens or residents of the Republic of the Marshall Islands or are carrying on business or conducting transactions in the Republic of the Marshall Islands), or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale and delivery of Shares pursuant hereto.

(b)  The Selling Shareholder represents and warrants as follows:

(i)  The Selling Shareholder now has, and at the Closing Date will have, good and marketable title to the Shares to be sold by it, free and clear of any liens, encumbrances, equities and claims, and full right, power and authority to effect the sale and delivery of such Shares.

(ii)  The Selling Shareholder has full right, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.  This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Shareholder.  The execution and delivery of this Agreement and the consummation by the Selling Shareholder of the transactions herein contemplated and the fulfillment by the Selling Shareholder of the terms hereof will not require any consent, approval, authorization, or other order of any court, regulatory body, administrative agency or other governmental body (except as may be required under the Act, state securities laws or Blue Sky laws), will not result in any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any loan, note, debenture, or other evidence of indebtedness (or any person acting on such holder’s behalf), the right to accelerate the due date of any payment of, or to require the repurchase, redemption or repayment of all or a portion of such indebtedness of the Selling Shareholder or result in a breach of any of the terms and provisions of, or constitute a default under, (i) organizational documents of the Selling Shareholder or (ii) any indenture, mortgage, deed of trust or other agreement or instrument to which the Selling Shareholder is a party, or (iii) of any judgment, order, writ, decree, law, rule or regulation applicable to the Selling Shareholder of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction, except which, solely with respect to clause (ii), would not have a material adverse effect on the earnings, business, management, properties, assets, rights, operations and condition (financial or otherwise) or prospects of the Selling Shareholder or the Company.

(iii)  Neither the Selling Shareholder nor any of its affiliates, nor any of their properties or assets, has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of the Marshall Islands or any political subdivisions thereof.

(iv) Except as disclosed in the General Disclosure Package, no default or event or circumstance which, with notice or lapse of time or both, would constitute a default or event of default under any loan, note, debenture or other evidence of indebtedness of the Selling Shareholder or any of its subsidiaries has occurred and is outstanding and which would constitute a Debt Repayment Triggering Event with respect to the Company or any of its subsidiaries.

(v)  Neither the Selling Shareholder nor any of its affiliates has taken or will take, directly or indirectly, any action designed to, or which has constituted, or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of the Common Shares of the Company and, other than as permitted by the Act, the Selling Shareholder will not distribute any prospectus or other offering material in connection with the offering of the Shares.

(vi) The Selling Shareholder represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person: (a) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or (b) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).

(vii)  Each of the representations and warranties of the Company contained in this Section 1 is true and correct. The Selling Shareholder has no knowledge of any material fact, condition or information not disclosed in the Registration Statement that has adversely affected or may adversely affect the business of the Company or any of the Subsidiaries.  The sale of the Shares by the Selling Shareholder pursuant hereto is not prompted by any information concerning the Company or any of the Subsidiaries that is not set forth in the Registration Statement, the General Disclosure Package and the Prospectus.  The information pertaining to such Selling Shareholder in the Registration Statement and the Prospectus (and any similar section or information contained in the General Disclosure Package) is complete and accurate in all material respects.

(viii)           No consent, approval or waiver is required under any instrument or agreement to which the Selling Shareholder is a party or by which the Selling Shareholder is bound or under which it is entitled to any right or benefit, in connection with the offering, sale or purchase by the Underwriters of any of the Shares or the consummation by the Selling Shareholder of any of the other transactions contemplated hereby.

(ix)           There are no affiliations or associations between any member of FINRA and the Selling Shareholder or any affiliate, director or officer of the Selling Shareholder, except as set forth in the Registration Statement.

(x)           As of the date of the filing by the Company of the Registration Statement with the Commission, there were no outstanding personal loans made, directly or indirectly, by the Company or any of the Subsidiaries to any director or executive officer of the Selling Shareholder or any of its subsidiaries, and the Company has not made any such loans since.

(xi)           Neither the Selling Shareholder nor any of its affiliates, nor any of their properties or assets, has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of the Marshall Islands or any political subdivisions thereof.

(xii)           Upon payment of the purchase price for the Shares pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by The Depository Trust Company (“DTC”) (unless delivery of such Shares is unnecessary because such Shares are already in possession of Cede or such nominee), registration of such Shares in the name of Cede or such other nominee (unless registration of such Shares is unnecessary because such Shares are already registered in the name of Cede or such nominee), and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of an “adverse claim,” within the meaning of the New York Uniform Commercial Code (the “UCC”), to such Shares), (A) DTC shall be a “protected purchaser,” within the meaning of Section 8-303 of the UCC, of such Shares and will acquire its interest in the Shares (including, without limitation, all rights that the Selling Shareholder had or has the power to transfer in such Shares) free and clear of any “adverse claim” within the meaning of Section 8-102 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Securities and (C) no action (whether framed in conversion, replevin, constructive trust, equitable lien, or other theory) based on any “adverse claim,” within the meaning of Section 8-102 of the UCC, to such Securities may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, the Selling Shareholder may assume that when such payment, delivery (if necessary) and crediting occur, (x) such Shares will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Company’s share registry in accordance with its certificate of incorporation, bylaws, and applicable law, (y) DTC will be registered as a “clearing corporation,” within the meaning of Section 8-102 of the UCC, and (z) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC.

2.           Purchase, Sale and Delivery of the Firm Shares.

(a)  On the basis of the representations, warranties and covenants herein contained, and subject to the conditions herein set forth, the Selling Shareholder agrees to sell to the Underwriters and each Underwriter agrees, severally and not jointly, to purchase, at a price of $16.425 per share, the number of Shares set forth opposite the name of each Underwriter in Schedule I hereof, subject to adjustments in accordance with Section 9 hereof.

(b)  Payment for the Shares to be sold hereunder is to be made in Federal (same day) funds to an account designated by the Selling Shareholder, against delivery of certificates therefor to the Representatives for the several accounts of the Underwriters.  Such payment and delivery are to be made through the facilities of DTC, New York, New York at 10:00 a.m., New York time, on the second business day after the date of this Agreement or at such other time and date not later than five business days thereafter as you and the Company shall agree upon, such time and date being herein referred to as the “Closing Date.”  (As used herein, “business day” means a day on which the New York Stock Exchange is open for trading and on which banks in New York are open for business and are not permitted by law or executive order to be closed.)

3.           Offering by the Underwriters.

It is understood that the several Underwriters are to make a public offering of the Shares as soon as the Representatives deem it advisable to do so.  The Shares are to be initially offered to the public at the initial public offering price set forth in the Prospectus.  The Representatives may from time to time thereafter change the public offering price and other selling terms.

It is further understood that you will act as the Representatives for the Underwriters in the offering and sale of the Shares in accordance with a Master Agreement Among Underwriters entered into by you and the several other Underwriters.

4.           Covenants of the Company and the Selling Shareholder.

(a)  The Company covenants and agrees with the several Underwriters that:

   (i)  The Company will (A) prepare and timely file with the Commission under Rule 424(b) under the Act a Prospectus in a form approved by the Representatives containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act, and (B) not file any amendment to the Registration Statement or distribute an amendment or supplement to the General Disclosure Package or the Prospectus  or document incorporated by reference therein of which the Representatives shall not previously have been advised and furnished with a copy or to which the Representatives shall have reasonably objected in writing or which is not in compliance with the Rules and Regulations and (C) file on a timely basis all reports and any definitive proxy or information statements required to be filed by the Company with the Commission subsequent to the date of the Prospectus and prior to the termination of the offering of the Shares by the Underwriters.

   (ii) The Company will (i) not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 under the Act) required to be filed by the Company with the Commission under Rule 433 under the Act unless the Representatives approve its use in writing prior to first use (each, a “Permitted Free Writing Prospectus”); provided that such prior written consent shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule III hereto, (ii)  treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, (iii) comply with the requirements of Rules 164 and 433 under the Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and (iv) not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

   (iii)  The Company will advise the Representatives promptly (A) of receipt of any comments from the Commission, (B) of any request of the Commission for amendment of the Registration Statement or for supplement to the General Disclosure Package or the Prospectus or for any additional information, and (C) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, or of the institution of any proceedings for that purpose or pursuant to Section 8A of the Act.  The Company will use its best efforts to prevent the issuance of any such order and to obtain as soon as possible the lifting thereof, if issued.

   (iv)  The Company will cooperate with the Representatives in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Representatives may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent.  The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Representatives may reasonably request for distribution of the Shares.

   (v)  The Company will deliver to, or upon the order of, the Representatives from time to time, as many copies of any Preliminary Prospectus as the Representatives may reasonably request.  The Company will deliver to, or upon the order of, the Representatives from time to time, as many copies of any Issuer Free Writing Prospectus as the Representatives may reasonably request.  The Company will deliver to, or upon the order of, the Representatives during the period when delivery of a Prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) is required under the Act, as many copies of the Prospectus in final form, or as thereafter amended or supplemented, as the Representatives may reasonably request.  The Company will deliver to the Representatives such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested) and of all amendments thereto, as the Representatives may reasonably request.

   (vi)  The Company will comply with the Act and the Rules and Regulations, and the Exchange Act, and the rules and regulations of the Commission thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Prospectus.  If during the period in which a prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) is required by law to be delivered by an Underwriter or dealer, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law, the Company promptly will prepare and file with the Commission an appropriate amendment to the Registration Statement or supplement to the Prospectus so that the Prospectus as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with the law.

   (vii) If the General Disclosure Package is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will prepare, file with the Commission (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package.

   (viii)  Prior to the Closing Date, the Company will furnish to the Underwriters, as soon as they have been prepared by or are available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement, the General Disclosure Package and the Prospectus.

   (ix)  No offering, sale, short sale or other disposition of any Common Shares or other securities convertible into or exchangeable or exercisable for Common Shares or derivative of Common Shares (or agreement for such) will be made for a period of 90 days after the date of the Prospectus, directly or indirectly, by the Company otherwise than hereunder or with the prior written consent of the Representatives.

   (x)  The Company will use its best efforts to list the Shares on the Nasdaq Global Select Market.

   (xi)  Each Person listed on Schedule VI hereto has furnished to you, on or prior to the date of this agreement, a letter or letters, substantially in the form attached hereto as Exhibit A (the “Lockup Agreement”).

   (xii) The Company shall file such reports with the Commission with respect to the sale of the Shares and the application of the proceeds therefrom as may be required in accordance with Rule 463 under the Act.

   (xiii)  The Company will maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Common Shares.

   (xiv)  The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

(b)  The Selling Shareholder covenants and agrees with the several Underwriters that:

   (i)       No offering, sale, short sale or other disposition of any Common Shares of the Company or other capital stock of the Company or other securities convertible, exchangeable or exercisable for Common Shares or derivative of Common Shares owned by the Selling Shareholder or request the registration for the offer or sale of any of the foregoing (or as to which the Selling Shareholder has the right to direct the disposition of) will be made for a period of 90 days after the date of this Agreement, directly or indirectly, by the Selling Shareholder otherwise than hereunder or with the prior written consent of the Representatives provided that the Selling Shareholder shall be permitted to pledge its Common Shares of the Company to lenders under its credit facilities.

   (ii)  In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 and the Interest and Dividend Tax Compliance Act of 1983 with respect to the transactions herein contemplated, the Selling Shareholder agrees to deliver to you prior to or at the Closing Date a properly completed and executed United States Treasury Department Form W-8 or W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof).

   (iii)  The Selling Shareholder will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

   (iv)           The Selling Shareholder agrees that it will not prepare or have prepared on its behalf or use or refer to, any “free writing prospectus” (as defined in Rule 405 under the Act), and agrees that it will not distribute any written materials in connection with the offer or sale of the Shares.

   (v)           During the Prospectus Delivery Period, the Selling Shareholder will advise the Representatives promptly, and will confirm such advice in writing to the Representatives, of any change in the information relating to the Selling Shareholder in the Registration Statement, the Prospectus or any document comprising the General Disclosure Package.

5.           Costs and Expenses.

The Selling Shareholder will pay all costs, expenses and fees incident to the performance of the obligations of the Company and the Selling Shareholder under this Agreement, including, without limiting the generality of the foregoing, the following:  accounting fees of the Company; the fees and disbursements of counsel for the Company and the Selling Shareholder; any roadshow expenses; the cost of printing and delivering to, or as requested by, the Underwriters copies of the Registration Statement, Preliminary Prospectuses, the Issuer Free Writing Prospectuses, the Prospectus, this Agreement, the Listing Application, the Blue Sky Survey and any supplements or amendments thereto; the filing fees of the Commission; the filing fees and expenses (including legal fees and disbursements up to an amount not to exceed $25,000) incident to securing any required review by FINRA of the terms of the sale of the Shares; the Listing Fee of the Nasdaq Global Select Market; the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Shares made by the Underwriters caused by a breach of the representation in Section 1(a)(ii); and the expenses, including the fees and disbursements of counsel for the Underwriters, incurred in connection with the qualification of the Shares under State securities or Blue Sky laws.  To the extent, if at all, that the Selling Shareholder engages special legal counsel to represent it in connection with this offering, the fees and expenses of such counsel shall be borne by the Selling Shareholder.  Any transfer taxes imposed on the sale of the Shares to the several Underwriters will be paid by the Selling Shareholder.  The Company and the Selling Shareholder shall not, however, be required to pay for any of the Underwriter’s expenses (other than those, including legal fees and disbursements, related to qualification under FINRA regulation and State securities or Blue Sky laws) except that, if this Agreement shall not be consummated because the conditions in Section 6 hereof are not satisfied, or because this Agreement is terminated by the Representatives pursuant to Section 11(a) hereof, or by reason of any failure, refusal or inability on the part of the Company or the Selling Shareholder to perform any undertaking or satisfy any condition of this Agreement or to comply with any of the terms hereof on their part to be performed, unless such failure, refusal or inability is due primarily to the default or omission of any Underwriter, the Selling Shareholder and the Company shall reimburse the several Underwriters for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Shares or in contemplation of performing their obligations hereunder; but the Company and the Selling Shareholder shall not in any event be liable to any of the several Underwriters for damages on account of loss of anticipated profits from the sale by them of the Shares.

6.           Conditions of Obligations of the Underwriters.

The several obligations of the Underwriters to purchase the Shares on the Closing Date are subject to the accuracy, as of the Applicable Time or the Closing Date, as the case may be, of the representations and warranties of the Company and the Selling Shareholder contained herein, and to the performance by the Company and the Selling Shareholder of their covenants and obligations hereunder and to the following additional conditions:

(a)  The Prospectus and each Issuer Free Writing Prospectus required shall have been filed as required by Rules 424, 430A, 430B, 430C or 433 under the Act, as applicable, within the time period prescribed by, and in compliance with, the Rules and Regulations, and any request of the Commission for additional information (to be included in the Registration Statement or otherwise) shall have been disclosed to you and complied with to their reasonable satisfaction.  No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Company or the Selling Shareholder, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by a Federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the sale of the Shares.

(b)  You shall have received on the Closing Date the opinions of Seward & Kissel LLP, Marshall Islands and U.S. counsel for the Company and the Selling Shareholder, dated the Closing Date addressed to the Underwriters (and stating that it may be relied upon by counsel to the Underwriters) to the effect set forth in Exhibit C-1, Exhibit C-2, Exhibit C-3 and Exhibit C-4 hereto.

(c) You shall have received on the Closing Date the opinion of counsel for the Company in the Bahamas, Brazil, Cyprus, Jersey, Norway and United Kingdom  and for any other jurisdiction in which an active Subsidiary is incorporated or in which a Drilling Unit owned by a Subsidiary is registered, dated such Closing Date to the effect set forth in Exhibit C-5 and Exhibit C-6 hereto.

(d)  You shall have received from Morgan, Lewis & Bockius LLP, counsel for the Underwriters, an opinion dated the Closing Date in the form and substance satisfactory to the Representatives.

(e)  You shall have received, on each of the date hereof and the Closing Date, letters dated the date hereof and the Closing Date, in form and substance satisfactory to you, of Ernst & Young AS and Ernst & Young (Hellas) confirming that they are an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the Act and the applicable Rules and Regulations and the rules of the PCAOB and stating that in their opinion the financial statements and schedules examined by them and included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus comply in form in all material respects with the applicable accounting requirements of the Act and the related Rules and Regulations; and containing such other statements and information as is ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial and statistical information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(f)  You shall have received on the Closing Date a certificate or certificates of the Principal Executive Officer and the Principal Financial Officer of the Company to the effect that, as of the Closing Date, each of them severally represents as follows:

   (i)  The Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement or preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus has been issued, and no proceedings for such purpose or pursuant to Section 8A of the Act have been taken or are, to his or her knowledge, contemplated or threatened by the Commission;

   (ii)  The representations and warranties of the Company contained in Section 1 hereof are true and correct as of the Closing Date;

   (iii)  The Company has complied with all of the agreements and covenants and satisfied all of the conditions on its part to be performed or satisfied hereunder;

   (iv)  All filings required to have been made pursuant to Rules 424, 430A, 430B or 430C under the Act have been made as and when required by such rules;

   (v)  He or she has carefully examined the General Disclosure Package and any individual Limited Use Free Writing Prospectus and, in his or her opinion, as of the Applicable Time, the statements contained in the General Disclosure Package and any individual Limited Use Free Writing Prospectus did not contain any untrue statement of a material fact, and such General Disclosure Package and any individual Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

   (vi)  He or she has carefully examined the Registration Statement and, in his or her opinion, as of the effective date of the Registration Statement, the Registration Statement and any amendments thereto did not contain any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein not misleading, and since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement to or an amendment of the Prospectus which has not been so set forth in such supplement or amendment;

   (vii)  He or she has carefully examined the Prospectus and, in his or her opinion, as of its date and the Closing Date, as the case may be, the Prospectus and any amendments and supplements thereto did not contain any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

   (viii)  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and Prospectus, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business.

(g)           The Representative shall have received on the Closing Date, a certificate of the Selling Shareholder to the effect that, as of the Closing Date, each of them severally represents as follows:

   (i)  The representations and warranties of the Selling Shareholder contained in Section 1 hereof are true and correct as of the Closing Date; and

   (ii)  The Selling Shareholder has complied with all of the agreements and covenants and satisfied all of the conditions on its part to be performed or satisfied hereunder on or prior to such date.

(h)  The Company and the Selling Shareholder shall have furnished to the Representative such further certificates and documents confirming the representations and warranties, covenants and conditions contained herein and related matters as the Representative may reasonably have requested.

(i)  The Shares have been duly listed on the Nasdaq Global Select Market.

(j)  The Lockup Agreements described in Section 4 (a)(xii) have been delivered to you and are in full force and effect.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in all material respects satisfactory to you and to Morgan, Lewis & Bockius LLP, counsel for the Underwriters.

If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Underwriters hereunder may be terminated by the Representative by notifying the Company and the Selling Shareholder of such termination in writing or by telegram at or prior to the Closing Date.

In such event, the Selling Shareholder, the Company and the Underwriters shall not be under any obligation to each other (except to the extent provided in Sections 5 and 8 hereof).

7.           Conditions of the Obligations of the Selling Shareholder.

The obligations of the Selling Shareholder to sell and deliver the Shares required to be delivered as and when specified in this Agreement are subject to the conditions that at the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and in effect or proceedings therefor initiated or threatened.

8.           Indemnification.

(a) The Company agrees:

(1)           to indemnify and hold harmless each Underwriter, the directors and officers of each Underwriter, each affiliate of each Underwriter, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which such Underwriter or any such controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon  (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, (ii) with respect to the Registration Statement or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii)  with respect to any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus, or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representatives specifically for use therein, it being understood and agreed that  the only such information furnished by any Underwriter consists of the information described as such in Section 13 herein; and

(2) to reimburse each Underwriter, each Underwriters’ directors, officers and affiliates, and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by such Underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares, whether or not such Underwriter or controlling person is a party to any action or proceeding.  In the event that it is finally judicially determined that the Underwriters were not entitled to receive payments for legal and other expenses pursuant to this subparagraph, the Underwriters will promptly return all sums that had been advanced pursuant hereto.

This indemnity obligation will be in addition to any liability which the Company or the Selling Shareholder may otherwise have.

(b)           The Selling Shareholder agrees to indemnify the Underwriters, each Underwriter’s directors and officers, each affiliate of each Underwriter, and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which such Underwriter or controlling person may become subject under the Act or otherwise to the same extent as indemnity is provided by the Company pursuant to Section 8(a) above; provided, however, that the Selling Shareholder need not indemnify any Underwriter or such controlling person for any losses, claims, damages, liabilities or expenses for which the Company has paid or satisfied a settlement or award, or reimbursed an expense, pursuant to Section 8(a) hereof.  This indemnity obligation will be in addition to any liability which the Company or the Selling Shareholder may otherwise have.

(c)  Each Underwriter severally and not jointly will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, the Selling Shareholder, and each person, if any, who controls the Company or the Selling Shareholder within the meaning of the Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, Selling Shareholder or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i)  any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, (ii) with respect to the Registration Statement or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) with respect to any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, Selling Shareholder or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that each Underwriter will be liable in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representative specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 13 herein. This indemnity agreement will be in addition to any liability which such Underwriter may otherwise have.

(d)  In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing.  No indemnification provided for in Section 8(a), (b) or (c) shall be available to any party who shall fail to give notice as provided in this Section 8(d) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Section 8(a), (b) or (c).  In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.  Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event  (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel,  (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action.  Such firm shall be designated in writing by you in the case of parties indemnified pursuant to Section 8(a) or (b) and by the Company and the Selling Shareholder in the case of parties indemnified pursuant to Section 8(c).  In addition, the indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding and there is no admission of fault.

(e)  To the extent the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Section 8(a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other from the offering of the Shares.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect  not only such relative benefits but also the relative fault of the Company and the Selling Shareholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Selling Shareholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Selling Shareholder bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholder on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 8(e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8(e).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (e), (i) no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Shares purchased by such Underwriter and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations in this Section 8(e) to contribute are several in proportion to their respective underwriting obligations and not joint.

(f)  In any proceeding relating to the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join it as an additional defendant in any such proceeding in which such other contributing party is a party.

(g)  Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred.  The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter, its directors or officers or any person controlling any Underwriter, the Company, its directors or officers, any persons controlling the Company, the Selling Shareholder, its directors or officers, or any persons controlling the Selling Shareholder, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement.  A successor to any Underwriter, its directors or officers or any person controlling any Underwriter, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

(h)  The obligations of the Company and the Selling Shareholder pursuant to this Section 8 of this Agreement shall be joint and several.

9.           Default by Underwriters.

If on the Closing Date any Underwriter shall fail to purchase and pay for the portion of the Shares which such Underwriter has agreed to purchase and pay for on such date (otherwise than by reason of any default on the part of the Company or the Selling Shareholder), you, as Representative of the Underwriters, shall use your reasonable efforts to procure within 36 hours thereafter one or more of the other Underwriters, or any others, to purchase from the Selling Shareholder such amounts as may be agreed upon and upon the terms set forth herein, the Shares which the defaulting Underwriter or Underwriters failed to purchase.  If during such 36 hours you shall not have procured such other Underwriters, or any others, to purchase the Shares agreed to be purchased by the defaulting Underwriter or Underwriters, then  (a) if the aggregate number of shares with respect to which such default shall occur does not exceed 10% of the Shares to be purchased on the Closing Date, the other Underwriters shall be obligated, severally, in proportion to the respective numbers of Shares which they are obligated to purchase hereunder, to purchase the Shares which such defaulting Underwriter or Underwriters failed to purchase, or  (b) if the aggregate number of shares of Shares with respect to which such default shall occur exceeds 10% of the Shares to be purchased on the Closing Date,  the Company and the Selling Shareholder  or you, as the Representatives of the Underwriters, will have the right, by written notice given within the next 36-hour period to the parties to this Agreement, to terminate this Agreement without liability on the part of the non-defaulting Underwriters or of the Company or of the Selling Shareholder except to the extent provided in Sections 5 and 8 hereof.  In the event of a default by any Underwriter or Underwriters, as set forth in this Section 9, the Closing Date may be postponed for such period, not exceeding seven days, as you, as Representative, may determine in order that the required changes in the Registration Statement, the General Disclosure Package or in the Prospectus or in any other documents or arrangements may be effected.  The term “Underwriter” includes any person substituted for a defaulting Underwriter.  Any action taken under this Section 9 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

10.           Notices.

All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, delivered, telecopied or telegraphed and confirmed as follows:  if to the Underwriters, to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York  10005; Attention: Syndicate Manager, with a copy to Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, Attention: General Counsel; and to Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010; if to the Company to Ocean Rig UDW Inc. 10 Skopa  Street, Tribune House, 2nd Floor, Office 202, CY 1075, Nicosia, Cyprus; if to the Selling Shareholder to DryShips Inc. 80 Kifissias Avenue, GR 15125 Amaroussion, Greece.

11.           Termination.

This Agreement may be terminated by you by notice to the Company and the Selling Shareholder (a) at any time prior to the Closing Date if any of the following has occurred: (i) since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business, (ii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis (including, without limitation, an act of terrorism) or change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or change on the financial markets of the United States would, in your judgment, materially impair the investment quality of the Shares, or (iii) suspension of trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Select Market or limitation on prices (other than limitations on hours or numbers of days of trading) for securities on any such exchange, (iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects or may materially and adversely affect the business or operations of the Company, (v) the declaration of a banking moratorium by United States or New York State authorities, (vi) any downgrading, or placement on any watch list for possible downgrading, in the rating of any of the Company’s debt securities by any nationally recognized statistical rating organization; (vii) the suspension of trading of the Company’s common stock by the Nasdaq Global Select Market, the Commission, or any other governmental authority or (viii) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs which in your opinion has a material adverse effect on the securities markets in the United States; or

(b)  as provided in Sections 6 and 9 of this Agreement.

12.           Successors.

This Agreement has been and is made solely for the benefit of the Underwriters, the Company and the Selling Shareholder and their respective successors, executors, administrators, heirs and assigns, and the officers, directors and controlling persons referred to herein, and no other person will have any right or obligation hereunder.  No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign merely because of such purchase.

13.           Information Provided by Underwriters.

The Company, the Selling Shareholder and the Underwriters acknowledge and agree that the only information furnished or to be furnished by any Underwriter to the Company for inclusion in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus consists of the information set forth in the third and tenth through seventeenth paragraphs under the caption “Underwriting” in the General Disclosure Package and Prospectus.

14.           Miscellaneous.

This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement among the Company, the Selling Shareholder and the Underwriters with respect to the preparation of any Preliminary Prospectus, the Registration Statement, the General Disclosure Package and the Prospectus, the conduct of the offering and sale of the Shares.

This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement and the provisions relating to governing law and jurisdiction in this Agreement shall remain in full force and effect regardless of  (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Underwriter or controlling person thereof, or by or on behalf of the Company or its directors or officers or the Selling Shareholder or controlling person thereof, as the case may be, and (c) delivery of and payment for the Shares under this Agreement.

The Company and the Selling Shareholder acknowledge that in connection with the offering of the Shares: (i) the Underwriters have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Company, the Selling Shareholder or any other person, (ii) the Underwriters owe the Company and the Selling Shareholder only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company and the Selling Shareholder.  The Company and the Selling Shareholder waive to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.

This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

The Company and the Selling Shareholder agree that any suit, action or proceeding against the Company or the Selling Shareholder brought by the Underwriters, the respective directors, officers, partners, employees and agents of the Underwriters and each respective affiliate of the Underwriters, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court located in the City and County of New York (a “New York Court”), and waive any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company and the Selling Shareholder have each appointed Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, Attn: Gary J. Wolfe, Esq. as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Underwriters, the respective directors, officers, partners, employees and agents of the Underwriters and each respective affiliate of the Underwriters, and expressly accept the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company and the Selling Shareholder hereby represent and warrant that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and each of the Company and the Selling Shareholder agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company and the Selling Shareholder.  Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Underwriters, the respective directors, officers, partners, employees and agents of the Underwriters and each respective affiliate of the Underwriters, in any court of competent jurisdiction in the Republic of the Marshall Islands.  This paragraph shall survive any termination of this Agreement, in whole or in part.  The Underwriters, on the one hand, and the Company and the Selling Shareholder (each on their own behalf and, to the extent permitted by law, on behalf of their stockholders), on the other hand, waive any right to trial by jury in any action, claim, suit or proceeding with respect to your engagement as underwriter or your role in connection herewith.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Selling Shareholder, the Company and the several Underwriters in accordance with its terms.

Very truly yours,

Ocean Rig UDW Inc.

By:	/s/ Anthony Kandylidis
Name: Mr. Anthony Kandylidis
Title: Executive Vice President

DryShips Inc.

By:	/s/ Ziad Nakhleh
Name: Ziad Nahhleh
Title: Chief Financial Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

DEUTSCHE BANK SECURITIES INC. CREDIT SUISSE SECURITIES (USA) LLC

By:	Deutsche Bank Securities Inc.

By:	/s/ Craig Fuehrer
Authorized Officer

By:	/s/ Warren Estey
Authorized Officer

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Andrew Horrocks
Authorized Officer

SCHEDULE I

Schedule of Underwriters

Underwriter		Number of Shares to be Purchased

Deutsche Bank Securities Inc.		3,750,000

Credit Suisse Securities (USA) LLC		3,750,000

	Total	7,500,000

SCHEDULE II

1. Public Offering Price: $16.85
2. Shares: 7,500,000

SCHEDULE III

None.

SCHEDULE IV

Owned Units

Unit	Subsidiary	Jurisdiction
Leiv Eiriksson	Ocean Rig 1 Inc.	Marshall Islands
Eirik Raude	Ocean Rig 2 Inc.	Marshall Islands
Ocean RigCorcovado	Drillship Hydra Owners Inc.	Marshall Islands
Ocean RigOlympia	Drillship Paros Owners Inc.	Marshall Islands
Ocean RigPoseidon	Drillship Kithira Owners Inc.	Marshall Islands
Ocean RigMykonos	Drillship Skopelos Owners Inc.	Marshall Islands

SCHEDULE V

SUBSIDIARIES

Drillship Hydra Owners Inc.

Drillship Paros Owners Inc.

Drillship Kithira Owners Inc.

Drillship Skopelos Owners Inc.

OceanRig AS

Ocean Rig UK Ltd.

Ocean Rig Ltd.

Ocean Rig Ghana Ltd.

Ocean Rig Canada Inc.

Ocean RigNorth Sea AS

Ocean Rig 1 Inc.

Ocean Rig 2 Inc.

Ocean Rig 1 Shareholders Inc.

Ocean Rig 2 Shareholders Inc.

Drill Rigs Holdings Inc.

Drillships Investment Inc.

Drillships Holdings Inc.

Kithira Shareholders Inc.

Skopelos Shareholders Inc.

Drillship Hydra Shareholders Inc.

Drillship Paros Shareholders Inc.

Ocean Rig Operations Inc.

Primelead Limited

Ocean Rig Black Sea Operations B.V.

Ocean Rig Drilling Operations Cooperatief U.A.

Ocean Rig Black Sea Cooperatief U.A.

Ocean Rig Deepwater Drilling Ltd.

Ocean Rig Drilling Operations B.V.

Algarve Finance Ltd.

Alley Finance Co.

Drillship Skiathos Shareholders Inc.

Drillship Skyros Shareholders Inc.

Drillship Kythnos Shareholders Inc.

Drillship Skiathos Owners Inc.

Drillship Skyros Owners Inc.

Drillship Kythnos Owners Inc.

Ocean Rig 1 Greenland Operations Inc.

Ocean Rig Corcovado Greenland Operations Inc.

Ocean Rig Olympia Ghana Operations Limited

Ocean Rig Poseidon Operations Inc. (formerly Tanzania Operations Inc.)

Ocean Rig Do Brasil Serviços De Petroleo Ltda.

Ocean Rig Falkland Operations Inc.

Drill Rigs Operations Inc.

Ocean Rig Olympia Brasil OperationsCooperatief UA

Ocean Rig Olympia Brasil Operations B.V.

Drillships Holdings Operations Inc.

Drillships Investment Operations Inc.

Ocean Rig Rio de Janeiro Serviços de Petroleo Ltda.

Ocean Rig Drilling Do Brasil Serviços de Petroleo Ltda.

Ocean Rig Offshore Management Ltd.

Ocean Rig Brasil Cooperatief UA

Ocean Rig Brasil B.V.

Ocean Rig Angola Operations Inc.

Ocean Rig EG Operations Inc.

Ocean Rig Norway Operations Inc.

Ocean Rig UDW LLC

Ocean Rig Global Chartering Inc.

Ocean Rig Namibia Operations Inc.

Drillships Ocean Ventures Inc.

Drillships Ocean Ventures Operations Inc.

Ocean Rig Block 33 Brasil Cooperatief U.A.

Ocean Rig Block 33 Brasil B.V.

Ocean Rig Cuanza Operations Inc.

Olympia Rig Angola Holding, SA

Olympia Rig Angola, Limitada

Ocean Rig Liberia Operations Inc.

Ocean Rig West Africa Operations Inc.

Drillship Alonissos Owners Inc.

Drillship Alonissos Shareholders Inc.

Eastern Med Consultants Inc.

Ocean Rig Management Inc.

Ocean Rig Cunene Operations Inc.

Ocean Rig Cubango Operations Inc.

Ocean Rig Gabon Operations Inc.

Ocean Rig Ireland Operations Inc.

SCHEDULE VI

Lock-Up Parties

George Economou
Michael Gregos
Savvas D. Georghiades
Prokopios (Akis) Tsirigakis
Jan RuneSteinsland
Anthony Kandylidis